

December 21, 2010

via U.S. mail and facsimile

Anna Chalmers, Chief Executive Officer
Commerical E-Waste Management, Inc.
8950 E. Raintree Drive, Suite 200
Scottsdale, AZ 85260

      RE: **Commerical E-Waste Management, Inc.**
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              Filed May 12, 2010
              File No. 333-147193

Dear Ms. Chalmers:

      We have reviewed your response letter dated December 3, 2010, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Evaluation of Disclosure Controls and Procedures, page 12
In your quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2010 you concluded that your disclosure controls and procedures were effective. However, we note that you concluded your internal controls over financial reporting were ineffective at December 31, 2009 and there were no changes in your internal control over financial reporting in your quarterly reports on Form 10-Q. Given this, it does not appear you implemented a remediation plan to correct the deficiencies noted on page 31 of your 2009 Form 10-K. Please amend your conclusion on disclosure controls and procedures or tell us how you were able to conclude that your disclosure

controls and procedures were effective in each of your quarterly reports on Form 10-Q in the absence of an implemented remediation plan.

<u>Exhibit 31.1</u>
In the amended filing, please revise this certification to include the Chief Financial Officer title below her signature, in addition to her title as the principal executive officer. Refer to Rule 13a-14(a) (17 CFR 240.13a-14(a)) and Item 601 of Regulation S-K for guidance.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief